Exhibit 99.3

Independent Auditors’ Report on Compliance

Onyx Acceptance Corporation

27051 Towne Centre Drive

Foothill Ranch, CA 92610

And

JP Morgan Chase Bank N.A.

Structured Finance

4 New York Plaza

6th Street

New York, NY 10001

We have examined management’s assertion, included in the accompanying Report of Management on Compliance, that Onyx Acceptance Corporation (“Onyx”), a wholly-owned subsidiary of Capital One Auto Finance, Inc. (“COAF”), which is a wholly-owned subsidiary of Capital One Financial Corporation, complied in all material respects for the year ended December 31, 2005 with the requirements of Sections 2.04(a), 2.04(b), 3.07, 3.08(a), 3.09(a), 4.02(a), and 4.02(e) of the Sales and Servicing Agreement dated as of July 21, 2005 regarding the Onyx Acceptance Owner Trust 2005-B Class A Notes (the “Agreement”), which was filed with the Securities and Exchange Commission on Form 8-K on July 26, 2005.  Management is responsible for Onyx’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about Onyx’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the U.S. Public Company Accounting Oversight Board and, accordingly, included examining, on a test basis, evidence about Onyx’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on Onyx’s compliance with specified requirements.

In our opinion, management’s assertion that Onyx complied with the aforementioned Sections of the Agreement as of and for the year ended December 31, 2005 is fairly stated, in all material respects.

/s/ ERNST & YOUNG LLP

March 30, 2006